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         As filed with the Securities and Exchange Commission on
                                 JUNE 16, 1999
                                 -------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM N-8B-2

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                    WHICH ARE CURRENTLY* ISSUING SECURITIES

                        Pursuant to Section 8(b) of the
                        Investment Company Act of 1940
                        ------------------------------

                    Pacific Select Exec Separate Account of
                        Pacific Life & Annuity Company
                        ------------------------------
                        (Name of Unit Investment Trust)

                           700 Newport Center Drive
                        Newport Beach, California 92660
                        -------------------------------
                       (Principal Office of Registrant)

                      Pacific Life & Annuity Company and
                   The Pacific Select Exec Separate Account
               (Name of issuer of periodic payment certificates)

* Registrant is not currently issuing securities, but proposes to do so as soon as practicable after the effective date of its Registration Statement on Form S-6 under the Securities Act of 1933, as amended, which is being filed concurrently with this Registration Statement.
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     I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the Trust and the Internal Revenue Service Revenue Service Employer Identification Number.

               Pacific Select Exec Separate Account of Pacific Life & Annuity Company (hereinafter referred to as the "Trust" or the "Separate Account").

               The Separate Account has no Internal Revenue Service Employer Identification Number.

          (b)  Furnish title of each series of securities issued by the Trust.

               Flexible premium variable life insurance policies (herein referred to as "Contracts" or "Policies").

     2. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the Trust.

          Pacific Life & Annuity Company
          700 Newport Center Drive
          Newport Beach, California 92660

          Internal Revenue Service Employer Identification Number:
          95-3769814.

     3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the Trust indicating for which class or series of securities each custodian or trustee is acting.

          Not applicable.

     4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the Trust.

          Pacific Mutual Distributors, Inc., 700 Newport Center Drive, Newport Beach, California 92660 will be the principal underwriter for distribution of the securities of the Separate Account.

          The Internal Revenue Service Employer Identification Number of Pacific Mutual Distributors, Inc. is 95-2594489.

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     5.   Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the Trust.

          Pacific Life & Annuity Company ("PL&A" or the "Depositor"), of which the Trust is a part, is governed under the laws of the state of Arizona.

     6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the Trust was organized and issued or proposes to issue securities.

               There is no indenture or agreement under the terms of which the Separate Account was organized or proposes to issue securities. By a resolution of the Board of Directors of Pacific Life & Annuity, under it's former name of PM Group Life Insurance Company ("PM Group") dated July 1, 1998,(which resolution will continue in effect indefinitely unless terminated by the Depositor's Board of Directors), the Depositor was empowered to organize separate accounts. By memorandum dated September 24, 1998, William L. Ferris, Chief Executive Officer of the Depositor, established Pacific Select Exec Separate Account.

          (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the Trust are held by the custodian or Trustee.

               Same as set forth in Item 6(a).

     7. Furnish in chronological order the following information with respect to each change of name of the Trust since January 1, 1930. If the name has never been changed, so state.

          The name of the separate account, as initially approved by the Board of Directors of PL&A while operating as the PM Group, has not changed.

     8.   State the date on which the fiscal year of the Trust ends.

          December 31.

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Material Litigation

      9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the Trust by reason of the nature of the claim or the amount thereof, to which the Trust, the depositor, or the principal underwriter is a party or of which the assets of the Trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding.

          Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          There are no legal proceedings to which the Separate Account is a party, or which would materially affect the Separate Account.

                   II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

     10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the Trust:

          (a)  Whether the securities are of the registered or bearer type.

               Registered.

          (b) Whether the securities are of the cumulative or distributive type.

               The Policies are of the cumulative type.

          (c) The rights of security holders with respect to withdrawal or redemption.

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               A policy owner may fully surrender a Policy at any time during the life of the insured. The amount received in the event of a full surrender is the Policy's net cash surrender value, which is equal to the accumulated value less the surrender charge, and less any outstanding policy debt.

               A policy owner can make partial withdrawals of the net cash surrender value starting on the first policy anniversary. During the first fifteen policy years, the portion of a partial withdrawal of up to the lesser amount of $10,000 or 10% of premiums will not reduce the face amount under the policy. The excess of any withdrawal over this amount may cause a reduction in Face Amount.

               A partial withdrawal must be for at least $200, and the Policy's net cash surrender value after the withdrawal must be at least $500.

               Additional information regarding reductions in Face Amount are specified in the Registrant's form S-6 under the heading entitled "Making withdrawals" under section "Withdrawals, surrenders and loans".

          (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               Accumulated value may be transferred among the Variable Accounts by the policy owner upon proper written request to the Depositor's Service Center at its Home Office. Transfers may be made by telephone if a Telephone Transfer Authorization Form has been signed and filed at the Depositor's Home Office. Currently, there are no limitations on the number of transfers between Variable Accounts, no minimum amount required for a transfer, nor any minimum amount required to be remaining in a given Variable Account after a transfer. No charges are currently imposed upon such transfers. PL&A reserves the right, however, at a future date to limit the size of transfers and remaining balances, to assess transfer charges, and to limit the number and frequency of transfers, and to discontinue telephone transfers.

                                       5
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               accumulated value may also be transferred from the Variable
               Accounts to the Fixed Options after your initial net premium is allocated to the investment options, however, such a transfer will only be permitted in the policy month preceding a policy anniversary, except that policy owners may make such a transfer at any time during the first 18 policy months.

               Transfers from the Fixed Options to the Variable Accounts are restricted as described in the headings "Fixed Options" and "Transferring among investment options" under the section entitled "Your investment options" in the Registrant's Form S-6.

          (e) If the Trust is the issuer of periodic payment plan certificates, state the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               The Policy will lapse only when the accumulated value less policy debt of the Policy is insufficient to cover the current monthly deduction against the Policy's accumulated value on any monthly payment date, and a "Grace Period" expires without the policy owner making a sufficient payment. If accumulated value less debt is insufficient to cover the current monthly deduction on a monthly payment date, the owner must pay during the grace period a minimum of three times the charges and deductions due on the monthly payment date when the insufficiency occurred to avoid termination of the Policy.

               PL&A will not accept any payment if it would cause the policy owner's total premium payments to exceed the maximum permissible premium for the Policy face amount under the Internal Revenue Code.

               If accumulated value less debt is insufficient to cover the monthly deduction on a monthly payment date, the available amount will be deducted. PL&A will notify the policy owner (and any assignee of record) of the payment required to keep the Policy in force. The policy owner will then have a grace period of 61 days, measured from the date the notice is sent, to make the required payment. The Policy will remain in force through the grace period.

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               Failure to make the required payment within the grace period will result in termination of coverage under the Policy, and the Policy will lapse with no value. If the required payment is made during the grace period, any premium paid will be allocated among the investment options in accordance with the policy owner's current premium allocation instructions. Any monthly deduction due will be charged to the investment options on a proportionate basis.

               If the insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and any policy debt.

               PL&A will reinstate a lapsed Policy (but not a Policy which has been surrendered for its net cash surrender value) at any time within five years after the end of the grace period but before the maturity date provided PL&A receives the following: (1) a written application from the policy owner; (2) evidence of insurability satisfactory to PL&A; and (3) payment of all monthly charges and deductions that were due and unpaid during the grace period, and payment of a premium at least equal to three times the most recent monthly deduction.

               When the Policy is reinstated, the accumulated value will be equal to the accumulated value on the date of the lapse subject to the following: If the Policy is reinstated after the first monthly payment date following lapse, the accumulated value will be reduced by the amount of policy debt on the date of lapse and no policy debt will exist on the date of the reinstatement.

               If the Policy is reinstated on the monthly payment date next following lapse, any policy debt on the date of lapse will also be reinstated.

               No interest on amounts held in PL&A's loan account to secure policy debt will be paid or credited between lapse and reinstatement.

                                       7
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               Reinstatement will be effective as of the monthly payment date on or next following the date of approval by PL&A, and accumulated value minus, if applicable, policy debt will be allocated among the Variable Accounts and the Fixed Options in accordance with the policy owner's most recent premium allocation instructions.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of persons other than security holders given the right to exercise voting rights pertaining to the Trust's securities or the underlying securities and the relationship of such persons to the Trust.

               Reference is made to the heading entitled "Voting rights" under the section "About PL&A" in the Registration Statement of the Separate Account on Form S-6, which is hereby incorporated by reference.

          (g)  Whether security holders must be given notice of any change in:

               (1)  The composition of the assets in the Trust.

                    Reference is made to the heading entitled "Making changes to the separate account" under the section "About PL&A" in the Registrant's Form S-6.

               (2) The terms and conditions of the securities issued by the Trust.

                    Where required, the Depositor will not substitute any shares attributable to a policy owner's interest in a Variable Account or the Separate Account without notice, policy owner approval, or prior approval of the Securities and Exchange Commission and any applicable state insurance regulators.

                    PL&A reserves the right to make any change without consent of policy owners to the provisions of the Policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation, including but not limited to, requirements for life insurance contracts under the Internal Revenue Code, under regulations of the United States Treasury Department or any state.

                                       8
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               (3)  The provisions of any indenture or agreement of the Trust.

                    There is no indenture or agreement relating to the Separate Account except for the Policies and the Distribution Agreement. The Distribution Agreement may be changed without notice to policy owners.

               (4)  The identity of the depositor, Trustee or custodian.

                    Policy owners would receive notice of any change in the identity of the Depositor. There is no trustee or custodian of the Separate Account.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)  The composition of the assets of the Trust.

                    Reference is made to heading "Making changes to the separate account" in the Registrant's Form S-6.

               (2) The terms and conditions of the securities issued by the Trust.

                    No material change may be made in the terms and conditions of any issued Policy without the consent of the policy owner, except a change required to make the Policy conform with any law or regulation issued by any government agency to which the Policy is subject.

               (3)  The provisions of any indenture or agreement of the Trust.

                    See response to item 10(g)(3)hereof.

                                       9
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               (4)  The identity of the depositor, trustee or custodian.

                    No consent of policy owners is required for any change concerning the identity of the Depositor. There is no trustee or custodian of the Separate Account.

          (i) Any other principal feature of the securities issued by the Trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

               For further and more detailed information regarding the securities, reference is made to the information set forth in the Registrant's Registration Statement on Form S-6 under the Securities Act of 1933, as amended.

Information Concerning the Securities Underlying the Trust's Securities

     11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in rule 10b-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

          The Separate Account invests in shares of the Pacific Select Fund, a series type investment company consisting of eighteen series (Money Market Series, High Yield Bond Series, Managed Bond Series, Government Securities, Growth Series, Aggressive Equity Series, Growth LT Series, Equity Income Series, Multi-Strategy Series, Large-Cap Value Series, Mid-Cap Value Series, Equity Series, Bond and Income Series, Equity Index Series, Small-Cap Value Series, REIT Series, International Series, and Emerging Markets Series).

     12. If the Trust is the issuer of periodic payment plan certificates and if any Underlying Securities were issued by another investment company, furnish the following information for each such company:

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          (a)  Name of company.

               Pacific Select Fund.

          (b)  Name and principal business address of depositor.

               Not applicable.

          (c)  Name and principal business address of trustee or custodian.

               The custodian is Investors Fiduciary Trust Company, located at 801 Pennsylvania, Kansas City, Missouri 64105-1716.

          (d)  Name and principal business address of principal underwriter.

               Pacific Mutual Distributors, Inc.
               700 Newport Center Drive
               Newport Beach, California 92660

               The period during which the securities of such company have been the underlying securities.

               Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

     13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the Trust's securities are subject:

               (A)  The nature of such load, fee, expense or charge;

               (B)  the amount thereof;

               (C) the name of the person to whom such amounts are paid and his relationship to the Trust;

               (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

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                    Items 13(a)(A),(B), (C) and (D):

                    For the answers to each sub-item of Item 13(a) reference is made to the heading "Deductions from your premiums" under section "How premiums work" and heading "Monthly deductions" under section "Your policy's accumulated value" in the Registrant's Form S-6.

          (b) For each installment payment type of periodic payment plan certificate of the Trust, furnish the following information with respect to sales load and other deductions from principal payments.

               Not applicable.

          (c) State (1) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the Trust and (2) state each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested.

               A premium load is deducted from each premium payment under a Policy prior to allocation of the net premium to the policy owner's accumulated value.

               The premium load consists of the following items: (1) a sales load equal to 2.50% of each premium paid to compensate PL&A for the cost of distributing the Policies (2) a charge equal to 2.35% assessed against each premium to pay applicable state and local taxes, and (3) a charge equal to 1.50% is assessed against each premium to pay certain applicable federal taxes.

               The net amount invested will depend upon the payment of flexible premiums. A monthly deduction charge is deducted from the accumulated value in the investment options beginning on the monthly payment date on or next following the date PL&A first becomes obligated under the policy and on each monthly payment date thereafter. The monthly deduction consists of 1) a cost of insurance charge and is equal to the current cost of insurance rate multiplied by the net amount at risk, which is based on the death benefit attributed to the face amount under the policy at the beginning of the policy month. The Policy's cost of insurance rate will not exceed certain guaranteed rates. We may charge "current rates" that are lower than the guaranteed rates.

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               An option is available to elect a guarantee period during which we will guarantee our current cost of insurance rates as of the date of issue of the policy. 2), an administrative charge that is a monthly deduction equal to $7.50 per month until age 100, and
               3) a monthly M&E risk charge that consists of two components: a M&E risk face amount charge and a M&E risk asset charge.

               The M&E risk face amount charge will be assessed during the first ten policy years and at a rate determined with reference to the initial face amount of the policy. The rate is equal to a face amount component factor per $1,000 of the initial face amount of the policy. The M&E risk asset charge is assessed to the insured's age 100. A rate of .85% of the first $25,000 of unloaned accumulated value and a charge of .75% of the unloaned accumulated value above $25,000 is used in years 1 through 10. A rate of .45% of the first $25,000 of unloaned accumulated value and a charge of .05% of the unloaned accumulated value above $25,000 is used in years 11 and over.

               For further detailed information regarding cost of insurance charges, guarantee periods, M&E risk charge and face amount component factors, reference is made to the heading "Monthly deductions" and Appendix A in the Registrant's form S-6.

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

               In certain limited circumstances, PL&A reserves the right to reduce or waive some or all of the charges assessed by the Contracts funded by the Trust. In addition, PL&A may credit certain amounts to purchasers of the Policies. For further detailed information, reference is made to the heading "Owners, person insured by the Policy, and beneficiaries" under the section "Pacific Select Exec II-NY basics" in the registrant's Form S-6.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the Trust or its securities.

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               Reference is made to the heading "Fee and expenses paid by the
               Pacific Select Fund" under Section "An Overview of Pacific Select Exec II-NY" in the Registrant's Form S-6.

          (f) State whether the Depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Trust's securities or interests in such securities, or underlying securities, and describe fully the nature and extent of such profits or benefits.

               The Depositor will not receive any profits or other benefits not included in answers to item 13(a) or 13(d) through the sale or purchase of the Policies or fund shares, except that the Depositor may be compensated if the policy owner purchases Optional Insurance Benefits available by rider.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the Trust bear to the dividend and interest income from the Trust property during the period covered by the financial statements filed herewith.

               Not applicable.

Information Concerning the Operations of the Trust

     14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the Trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Reference is made to the section on "Pacific Select Exec II-NY basics" in the Registrant's Form S-6.

     15. Describe the procedure with respect to the receipt of payments from purchasers of the Trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Reference is made to the sections "The death benefit", "How premiums work", and "Your policy's accumulated value" in the Registrant's Form S-6.

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     16.  Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Reference is made to the heading "Allocating your premiums" in the Registrant's Form S-6.

     17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

               Reference is made to the section "Withdrawals, surrenders and loans" in the Registrant's Form S-6.

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               Not applicable.

          (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

               If the Policy is fully surrendered, the Policy is cancelled and no further purchase payments may be made thereunder. If a Policy lapses, it may be reinstated for a five year period by the policy owner.

     18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the Trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               All income and other distributable funds of the Separate Account are invested in Fund shares at net asset value and added to the assets of the Separate Account, unless PL&A, on behalf of the Separate Account, elects otherwise.

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               See the response to Item 18(a), above.

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          (c)  If any reserves or special funds are created out of income or principal, state with respect to each such provision or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

               No reserves or special funds are currently created out of income or principal, except for "reserves" as required for insurance policies under state law.

          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share.

               If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders.

               If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               Not applicable.

     19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Under agreements with Cybertek Products, Inc. ("Cybertek"), located in Northbrook, Illinois, Cybertek provides computer systems that perform certain administrative, accounting, and recordkeeping functions for the Policies. Policy owners will be provided with annual reports of the Separate Account and annual and semi-annual reports of the Fund, as well as a quarterly statement setting forth the death benefit, face amount, accumulated value, cash surrender value, and any policy debt. Policy owners will also be furnished proxies and solicitation materials for the Fund.

     20. State the substance of the provisions of any indenture or agreement concerning the Trust with respect to the following:

          (a)  Amendments to such indenture or agreement.

          (b)  The extension or termination of such indenture or agreement.

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          (c)  The removal or resignation of the trustees or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

          (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               There are no indentures or agreements concerning the Separate Account except for the Policies and the Underwriting Agreement, which are described elsewhere herein.

     21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

               There are no such provisions in any indenture or agreement. The policy owner may borrow from PL&A the maximum amount of the greater of 1) 90% of the Policy's accumulated value allocated to the Variable Accounts and 100% of accumulated value allocated to the Fixed Options, less any Debt and less the amount of any surrender charge that would be imposed if the Policy were surrendered on the date the loan was taken. Or, 2) 100% of the product of (a X b/c-d) where (a) equals the Policy's accumulated value less any surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken and less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited (1.03 in years 1 through 10 and 1.033 in years 11 and over); (c) equals 1 plus the annual loan interest rate currently charged (1.0355); and (d) equals any existing policy debt. The minimum loan that can be taken at any time is $200. The Policy will be the only security required for a loan.

               The amount of any policy debt is subtracted from the death benefit or from the cash surrender value upon surrender.

               If accumulated value minus debt is insufficient to cover the monthly deduction against the Policy's accumulated value on any monthly payment date, PL&A will terminate the Policy in accordance with the procedure described under the heading "Lapsing and reinstatement" in the section "Your policy's accumulated value" in the Registrant's Form S-6.

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

               (1) The name of each person who makes such agreements or arrangements with security holders.

               (2)  The rate of interest payable on such loans.

               (3)  The period for which loans may be made.

               (4)  Costs or charges for default in repayment at maturity.

               (5)  Other material provisions of the agreement or arrangement.

                    Reference is made to the section "Withdrawals, surrenders and loans" in the Registrant's Form S-6.

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable.

     22. State the substance of the provisions of an indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          There is no indenture or agreement which limits the liabilities of the Depositor under the Policies. There is no trustee or custodian of the Separate Account.

     23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the Trust, including the amount of coverage and the type of bond.

          The employees of Pacific Mutual Distributors, Inc. are covered under a primary Fidelity Bond, for $15,000,000 and an excess Bond in the amount of $15,000,000.

     24. State the substance of any other material provisions of any indenture or agreement concerning the Trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          None.


          III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

Organization and Operations of Depositor

     25. State the form of organization of the depositor of the Trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          PL&A is a stock life insurance company domiciled in the State of Arizona and a wholly owned subsidiary of Pacific Life Insurance Company. It was organized under the laws of the State of Arizona and was authorized to conduct business as a life insurance company on September 30, 1990.

     26. (a) Furnish the following information with respect to all fees received by the depositor of the Trust in connection with the exercise of any functions or duties concerning securities of the Trust during the period covered by the financial statements filed herewith.

               Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    The Separate Account invests in shares of the Pacific Select Fund, the adviser of which is Pacific Life Insurance Company. The Fund pays an advisory fee to Pacific Life.

     27. Describe the general character of the business engaged in by the depositors including a statement as to any business other than that as depositors of the Trust.

          If the depositors act or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust, and the nature of the depositors' activities therewith. If the depositors have ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

          The Depositor offers a line of group health, dental and life insurance products. It is applying for authority to conduct business in the State of New York, and is admitted to do business in the District of Columbia and all states except New Hampshire and Vermont.

Officials and Affiliated Persons of Depositor

     28. (a) Furnish as at the latest practicable date the following information with respect to the depositor of the Trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

               PL&A is a wholly owned subsidiary of Pacific Life Insurance Company, and as such, has no outstanding voting securities.

          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               Reference is made to the heading "Management" in the section "About PL&A" in the Registrant's Form S-6.

Companies Owning Securities of Depositor

     29. Furnish as at the latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          PL&A is a wholly owned subsidiary of Pacific Life Insurance Company.

Controlling Persons

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

          None.

Compensation of Officers and Directors of Depositor Compensation of Officers of Depositor

     31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable.

Compensation of Directors

     32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a)  the aggregate direct remuneration to directors.

               Not applicable.

          (b)  indirect or through subsidiaries to directors.

               Not applicable.

Compensation to Employees

     33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable.

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, direct managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.

Compensation to Other Persons

     34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the Trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable.

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

     35. Furnish the names of the states in which sales of the Trust's securities (A) are currently being made. (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state

          (A)  None.

          (B) It is the Depositor's intention to sell contracts within the State of New York.

          (C)  None.

     36. If sales of the Trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

          Not applicable.

     37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the Trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1)  Name of officer, agency or body.

               (2)  Date of denial.

               (3)  Brief statement of reason given for denial.

                    Not applicable.

          (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the Trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1)  Name of officer, agency or body.

               (2)  Date of revocation.

               (3)  Brief statement of reason given for revocation.

               Not applicable.

     38. (a) Furnish a general description of the method of distribution of securities of the Trust.

               Reference is made to the heading "How policies are distributed" in the section "About PL&A" in the Registrant's Form S-6.

          (b) State the substance of any current selling agreement between each principal underwriter and the Trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               A Distribution Agreement will be entered into with Pacific Mutual Distributors, Inc., a wholly-owned subsidiary of Pacific Life Insurance Company, the parent company of the Depositor. The Distribution Agreement shall terminate automatically upon its assignment without the prior written consent of both parties. The Distribution Agreement may be terminated at any time, for any reason, by either party on 60 days' written notice to the other party, without the payment of any penalty. See, generally, the response to item 38(a), above.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the Trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.

               In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               See the response to item 38(a).

Information Concerning Principal Underwriter

     39. (a) State the form of organization of each principal underwriter of securities of the Trust, the name of the state or other sovereign power under the laws of which each underwriter was organized, and the date of organization.

          (b) State whether any principal underwriter currently distributing securities of the Trust is a member of the National Association of Securities Dealers, Inc.

               Item 39(a) and (b):

               Pacific Mutual Distributors, Inc. is the principal underwriter of the Policies. Pacific Mutual Distributors, Inc. was incorporated in California on July 11, 1969, is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

     40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the Trust from the sale of securities of the Trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company.

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    PL&A will pay Pacific Mutual Distributors, Inc. for acting as principal underwriter under a distribution agreement. PL&A and Pacific Mutual Distributors, Inc. have sales agreements with various broker dealers under which the Policy will be sold by registered representatives of the Broker Dealer. The compensation payable to a Broker Dealer may vary with the sales agreement but is not expected to exceed 99% of expected first year premium commissions and 15.5% of premiums paid thereafter. Additional information regarding commissions is included under the heading "How policies are distributed" in Registrant's form S-6.

     41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the Trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               The principal underwriter is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the Trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the Trust were distributed for the last fiscal year of the Trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.

     42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the Trust and with respect to each of the officers, directors or partners of such underwriter.

          Not applicable.

     43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the Trust or effecting transactions for the Trust in the portfolio securities of the Trust.

          Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

     44. (a) Furnish the following information with respect to the method of valuation used by the Trust for the purpose of determining the offering price to the public of securities issued by the Trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the day of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

               (6)  Whether adjustments are made for fractions

                    (i)  before adding distributor's compensation(load) and

                    (ii) after adding distributor's compensation (load).

                         For the answers to each part of sub-item 44(a), reference is made to the heading "Calculating your policy's accumulated value" in the section "Your policy's accumulated value" of the Registrant's Form S-6.

          (b) Furnish a specimen schedule showing the components of the offering price of the Trust's securities as at the latest practicable date.

               A premium load is deducted from each premium payment under a Policy prior to the allocation of the net premium to the policy owner's accumulated value.

               The premium load consists of: (1) a sales load equal to 2.50% of each premium paid, (2) a state and local tax charge equal to 2.35% of each premium, and (3) a federal tax charge of 1.50%.

          (c) If there is any variation in the offering price of the Trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               The Policy contains a surrender charge that varies with the age of the insured and the initial face amount.

     45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the Trust during the three fiscal years covered by the financial statements filed herewith:

          (a)  By whose action redemption rights were suspended.

          (b) The number of days notice given to security holders prior to suspension of redemption rights.

          (c)  Reason for suspension.

          (d)  Period during which suspension was in effect.

          Not applicable.

Redemption Valuation of Securities of the Trust

     46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the Trust.

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the date of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               (6)  Whether adjustments are made for fractions.

               Reference is made to the sections in the Registrant's Form S-6, entitled "How premiums work," " Your policy's accumulated value," and "Withdrawals, surrenders and loans."

          (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the Trust's securities as at the latest practicable date.

               See the responses to Items 46(a) above.

Purchase and Sale of Interests in Underlying Securities From and to Security Holders

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

          State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46.

          If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

          The Separate Account will purchase Fund shares for the corresponding Variable Account at net asset value and redeem Fund shares at net asset value for the purpose of meeting obligations under the Policies, assessing charges or making payment upon full or partial surrender. Reference is made to the section entitled "An overview of Pacific Select Exec II-NY" in the Registrant's Form S-6.

            V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the Trust:

          (a)  Name and principal business address.

          (b)  Form of organization.

          (c) State or other sovereign power under the laws ofwhich the trustee or custodian was organized.

          (d)  Name of governmental supervising or examining authority.

          Not applicable. There is no trustee or custodian of the Separate Account.

     49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the Trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Not applicable.

     50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the Trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          No person has a lien on the assets of the Separate Account, and no person may create any such lien except a person claiming under the Policies. Pursuant to Arizona law and the Policies, the assets of the Separate Account attributable to the Policies, are not subject to liabilities of the Depositor arising out of any other business the Depositor may conduct.


                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

     51. Furnish the following information with respect to insurance of holders of securities:

          (a)  The name and address of the insurance company.

               Pacific Life & Annuity Company
               700 Newport Center Drive
               Newport Beach, CA 92660

          (b)  The types of policies and whether individual or group policies.

               The Policies are individual flexible premium variable life insurance policies.

          (c)  The types of risks insured and excluded.

               The policies provide a choice between two death benefit qualification methods and three death benefit options upon the life of an insured.

          (d)  The coverage of the policies.

               The Policies provide lifetime insurance protection on the life of the insured named in the Policy for so long as the Policy remains in force.

          (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

               The beneficiary is the person named as such in an application or other document. The proceeds upon the death of an insured may be paid to a beneficiary in a lump sum or under the payment plan under the Policy. The plan offers monthly income for the lifetime of the beneficiary with minimum period of 10 years.

          (f)  The terms and manner of cancellation and of reinstatement.

               The insurance undertakings described above are the primary aspect of the Policies and may not be terminated while a Policy remains in force. Reference is made to the heading "Lapsing and reinstatement" in the Registrant's Form S-6.

          (g) The method of determining the amount of premiums to be paid by holders of securities.

               Reference is made to the heading "How premiums work" in the Registrant's Form S-6.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not applicable.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No person other than the Depositor receives any charges attributable to the cost of insurance or the mortality and expense risk charge. State and local taxes are paid to the jurisdiction applicable to the Policy.

          (j) The substance of any other material provisions of any indenture or agreement of the Trust relating to insurance.

               Reference is made to the section entitled "General information about your policy" in the Registrant's Form S-6.

               VII. POLICY OF REGISTRANT

     52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the Trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation with the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services.

               If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               Reference is made to the headings "Making changes in the separate account" and "Voting rights" under the section "About PL&A" in the Registrant's Form S-6.

          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period herewith:

               (1)  Title of security.

               (2)  Date of elimination.

               (3)  Reasons for elimination.

               (4) The use of the proceeds from the sale of the eliminated security.

               (5)  Title of security substituted, if any.

               (6) Whether Depositor, principal underwriter, Trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

               Not applicable.

          (c) Describe the policy of the Trust with respect to the substitution and elimination of the underlying securities of the Trust with respect to:

               (1)  The grounds for elimination and substitution.

               (2) The type of securities which may be substituted for any underlying security.

               (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

               (4) Whether such substituted securities may be the securities of another investment company.

               (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                    See the response to Item 52(a), above.

          (d) Furnish a description of any policy (exclusive of policies covered by Paragraphs (a) and (b) herein) of the Trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               Not applicable.

Regulated Investment Company

     53.  (a)  State the taxable status of the Trust.

               The Separate Account is not a separate entity from the Depositor for tax purposes, and its operations are not taxed separately. The Depositor is taxed as a life insurance company under the Internal Revenue Code of 1986.

          (b) State whether the Trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, and state its present intention with respect to such qualifications during the current taxable year.

               Not applicable.

     VIII. FINANCIAL AND STATISTICAL INFORMATION

     54. If the Trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

          Not applicable.

     55. If the Trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payment. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the Trust.

          Not applicable.

     56. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the Trust.

          Not applicable.

     57. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith, the following information for each installment payment type of periodic payment plan certificate currently being issued by the Trust.

          Not applicable.

     58. If the Trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

          Not applicable.


     Financial Statements

     59.  Financial Statements of the Trust.

          Reference is made to the Financial Reports included in the section "About PL&A" in the Registrant's Form S-6.

          Financial Statements of the Depositor.

          Reference is made to the Financial Reports included in the section "About PL&A" in the Registrant's Form S-6.

          Certification

          Reference is made to the statements in the heading "Experts" under the section "About PL&A" in the Registrant's Form S-6.

                                 IX. EXHIBITS

     The following Exhibits are a part of this Registration Statement:

*    Exhibit A(1)

     Minutes of Action of the Board of Directors of PM Group Life Insurance Company (PL&A) dated July 1, 1998 and Memorandum of September 24, 1998, concerning Pacific Select Exec Separate Account.

*    Exhibit A(3)(a)

     Distribution Agreement between PL&A and Pacific Mutual Distributors, Inc.

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

*    Exhibit A(3)(b)

     Form of Selling Agreement

*    Exhibit A(5)(a)

     Flexible Premium Variable Life Insurance Policy

     Exhibit A(5)(bl)

     Aviation Riders

*    Exhibit A(5)(b2)

     Accidental Death Rider

*    Exhibit A(5)(b3)

     Annual Renewable Term Rider

*    Exhibit A(5)(b4)

     Spouse Term Rider

*    Exhibit A(5)(b5)

     Children's Term Rider

*    Exhibit A(5)(b6)

     Guaranteed Insurability Rider

*    Exhibit A(5)(b7)

     Waiver of Charges Rider

*    Exhibit A(5)(b8)

     Disability Benefit Rider

*    Exhibit A(5)(b9)

     Accelerated Living Benefit Rider

*    Exhibit A(6)

     By-Laws of PL&A

     Articles of Incorporation of PM Group Life Insurance Company

     Amended & Restated Articles of Incorporation of PM Group Life Insurance Company

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

  *  Exhibit A(lO)(a)

     Application for Flexible Premium Variable Life Insurance Policy.

     Exhibit A(lO)(b)

     Application for Flexible Premium Variable Life Insurance Policy. Simplified Issue

  *  Exhibit A(10)(c)

     Application, Part II Medical

  *  Exhibit A(10)(d)

     Application, Part II Non-Medical

     Exhibit A(10)(e)

     Application Part 2, Juvenile Medical

     Exhibit A(10)(f)

     Application for Reinstatement of Flexible Premium Variable Life Insurance Policy

  *  Exhibit A(10)(g)

     General Questionnaire

     * Incorporated by reference herein to the registration statement on Form S-6 under the Securities Act of 1933 being filed concurrently herewith respect to securities of the Pacific Select Exec Separate Account of Pacific Life & Annuity Insurance Company.

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

     Pursuant to the requirements of the Investment Company Act of 1940 the Sponsor of the registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Newport Beach, in the State of California on the 16th day of June, 1999.


                                       PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
                                       PACIFIC LIFE & ANNUITY COMPANY
  [CORP SEAL]
                                  BY:  PACIFIC LIFE & ANNUITY COMPANY

                                  BY:  /s/ WILLIAM L. FERRIS
                                       -----------------------------------------
                                           William L. Ferris
                                           Chief Executive Officer


Attest: /s/ AUDREY L. MILFS
        ---------------------
            Audrey L. Milfs
            Corporate Secretary

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